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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. ______)*

Bennett Environmental Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

0819906109

(CUSIP Number)

David C. Baca

Davis Wright Tremaine LLP

1300 SW Fifth Avenue, Suite 2300

Portland, Oregon 97201

(503) 241-2300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 2, 2006

(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

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SCHEDULE 13D

CUSIP No. 081906109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Joseph Schocken
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 76,145
	8.	Shared Dispositive Power -0-
	9.	Sole Dispositive Power 76,145
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,145
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 081906109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Tranceka, LLC
2.	Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 29,399
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 29,399
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

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Item 1.   Security and Issuer

Common Shares of Bennett Environmental Inc., a company federally incorporated in Canada (the “Issuer”). The address of the principal execution office of the issuer is 1540 Cornwall Road, Suite 208, Oakville, Ontario L6J 7W5 Canada.

Item 2.   Identity and Background

Names of Person Filing:

(a)            This statement is filed on behalf of Joseph Schocken, an individual, and Tranceka, LLC, a Washington limited liability company (collectively, the “Reporting Party”). Mr. Schocken manages and controls Tranceka, LLC. In addition, Mr. Schocken’s emancipated children, Kara Schocken Aborn, Celina M. Schocken, Andrew H. Schocken, and Trea H. Schocken, own 2,810, 4,310, 1,210 and 1,000 Common Shares, respectively. Mr. Schocken disclaims any beneficial ownership over Common Shares owned by his children.

(b)            The Reporting Party’s business address is 2800 One Union Square, 600 University Street, Seattle, Washington 98101.

(c)            The Reporting Party is engaged principally in the investment business.

(d)            Neither the Reporting Party has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Neither Reporting Party has, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mr. Schocken is a resident of the State of Washington, and Tranceka, LLC is a Washington limited liability company. Mr. Schocken is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Party acquired the Common Shares by purchase using personal funds or cashless exercise of options or warrants.

Item 4.   Purpose of Transaction

The Reporting Party acquired the Common Shares for investment purposes. An affiliate of Reporting Party has contacted other shareholders concerning potential changes to the Board of Directors of the Issuer, but has no agreement, understanding or commitment with respect to any change. The form of support letter sent to certain other shareholders is attached as an exhibit to this Schedule 13d. On May 8, 2006, an affiliate of the Reporting Party met with executives of the Issuer to discuss proposed changes to the Issuer’s Board of Directors, and followed up with a letter to the Issuer, attached as an exhibit to this Schedule 13d, sent on May 10, 2006.

Item 5.   Interest in securities of the Issuer

(a)            As of the above date, Mr. Schocken beneficially owns 76,145 shares, or 0.3%, of the outstanding Common Shares. Mr. Schocken disclaims any beneficial interest in the Common Shares owned by Tranceka, but as a manager of Tranceka, holds voting and dispositive power over the 29,399 Common Shares owned by Tranceka. He therefore exercises voting and dispositive control over 105,544 Common Shares, .5% of the outstanding Common Shares.

(b)            The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

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(c)            During the sixty days preceding the filing of this statement, the Reporting party purchased the following shares of Common Stock in the open market:

None

(d)            Not applicable.

(e)            Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 2, 2006, an affiliate of the Reporting Person, Broadmark Capital, LLC, was engaged by two shareholders of the Issuer, Second City Capital Partners and John Bennett, to seek to reconstitute the board of directors of the Issuer. This engagement did not confer any authority with respect to the vote or sale of Common Shares of the Issuer.

Except as indicated in this Schedule 13d and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

Form of Support Letter

Letter Dated May 9, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 15, 2006

/s/ JOSEPH SCHOCKEN Signature Joseph Schocken	Tranceka, LLC /s/ JOSEPH SCHOCKEN Signature Joseph Schocken, Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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